

January 24, 2014

<u>Via E-mail</u>
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

  Re: **Enerpulse Technologies, Inc.**
    Amendment No. 3 to
    Registration Statement on Form S-1
    Filed January 6, 2014
    File No. 333-191471

Dear Mr. Gonnella:

  We have received your response to our prior comment letter to you dated November 27, 2013 and have the following additional comments.

<u>Outside Front Cover Page of Prospectus</u>

1. We note the statement that "Freepoint and Roth are referred to collectively as the selling stockholders." It appears that Northland Capital Markets should also be included in this definition due to its offer of Underwriter Compensation Warrant Shares. Please revise throughout, as necessary, or advise.

2. Please remove reference to the "Sole Book-Running Manager" and "Co-Manager."

3. We note your responses to our prior comments 2 and 3. Please clarify to us whether it is intended that the selling shareholder shares will be sold at different prices than the primary offering. It appears to us that the selling shareholder shares, including the warrants, should be sold at fixed prices until a market develops.

Summary, page 1

Growth Strategy, page 3

4. Please balance the disclosure in this section to discuss the period during which you furloughed your sales team, as mentioned on page 37. In addition if this furlough is ongoing please consider adding a risk factor.

Executive Compensation, page 58

5. Please update this section to provide disclosure for the most recently completed fiscal year or advise.

Description of Securities to be Registered, page 69

Warrants, page 69

Common Stock Purchase Warrants, page 69

6. Please revise the first sentence to clarify that you are disclosing all material terms and provisions.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig